
Mail Stop 3561

June 14, 2016

<u>Via E-mail</u>
Mario Garnero
Chief Executive Officer
Garnero Group Acquisition Co.
Av Brig. Faria Lima 1485-19 Andar
Brasilinvest Plaza
Sao Paulo-SP, CEP 01452-002
Brazil

> **Re: Garnero Group Acquisition Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 27, 2016**
> **File No. 001-36482**

Dear Mr. Garnero:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have not updated the financial statements for Q1 Comercial de Roupas S.A. or the disclosure in your Management's Discussion and Analysis of Financial Condition and Results of Operation section for the corresponding time periods. Please explain to us why you believe financial statements are not material to a shareholder's decision regarding the extension and conversion proposals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Eric T. Schwartz, Esq.
        Graubard Miller